Room 4561

August 9, 2006

Benny Neons
Chief Executive Officer
Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012

> **Re:** **Metrologic Instruments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Filed May 10, 2006**
> **Form 8-K Filed July 27, 2006 and July 31, 2006**
> **File no. 0-24712**

Dear Mr. Neons:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Accounting Policies

Revenue Recognition

1.   You disclose that the Company does not have vendor specific objective evidence (VSOE) of fair value for the post-contract customer ("PCS") to bifurcate the PCS from the license fee element. Further you disclose that "…we believe that we

meet each of the four criteria which allow us to recognize the revenue together with the license fee at the onset of the license period, assuming delivery of the software has taken place." Clarify/provide the following as it relates to these disclosures:

- does the Company recognize both the license fee and PCS fee upon delivery of the software;
- tell us the general terms and types of license arrangements (i.e. perpetual or term);
- tell us general terms, services/products delivered under PCS arrangements;
- tell us the standard period for PCS arrangements;
- tell us the normal payment terms for software license arrangements;
- explain your basis for the timing for recognizing revenue relating to software and PCS elements and any other elements in multiple element arrangements and refer us to the specific accounting guidance that supports your accounting;
- tell us the amount of revenue recognized for license and PCS arrangements for each period presented; and
- if the Company is recognizing revenue immediately for any element in multiple element arrangements when VSOE does not exist for PCS explain why this is appropriate.

We may have additional comments based on your response.

Software Development Costs

2.   We note your accounting policy disclosure for software development costs and other disclosures within your filing (business section) which indicate the Company participate in government and customer funded research programs. Tell us the nature and terms of these research programs, including the amounts you have received from third parties to fund research and development for each year presented. Explain your accounting for these programs and the authoritative literature that supports your accounting. Further tell us how you considered disclosing these programs and related accounting in your financial statements.

Inventory

3.   We note your accounting policy disclosure for inventory. Tell us whether you recorded inventory write-downs, and if so the amounts for each period presented. Further tell us how you considered disclosing this information pursuant to paragraph 14, Chapter 4 of ARB 43.

Form 10-Q for the Quarter Ended March 31, 2006

Management's Discussion and Analysis of financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Information

4.   We note your presentation of a non-GAAP operating statement to exclude the effect of SFAS 123R. We believe the non-GAAP operating statement columnar format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Explain to us in reasonable detail why its retention is justified in light of these concerns. Further tell us how you have considered each of the questions under paragraph G of SAB Topic 14 as it relates to you discussion and disclosure of the impact of SFAS 123R and why it is appropriate to disclose this non-GAAP financial information.

Form 8-K Filed on July 27, 2006 and July 31, 2006

5.   We believe the non-GAAP operating statement columnar format appearing in From 8-Ks filed on July 27, 2006 and July 31, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

6.   We note your presentation of EBITDA, EBIT, EBITDA Margin and EBIT Margin in your Form 8-K filed on July 31, 2006. Provide the reconciliation for these non-GAAP measures and explain whether they are performance or liquidity measures. In addition explain to us how you have considered Questions 8 and 15, Frequently Asked Questions Regarding the Use of Non-GAAP Measures, in presenting these measures. Further, supplementally provide us with your revised presentation and disclosures.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief